[Letterhead of Qimonda]
August 7, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Qimonda AG
Registration Statements on Form F-1 (File No. 333-135913),
Form F-6 (File No. 333-136068) and Form 8-A

Ladies and Gentlemen:
          On behalf of Qimonda AG (the “Registrant”), we hereby request that the effectiveness of the above-captioned Registration Statements be accelerated to 9:30 a.m. (Eastern Daylight Time) on Tuesday, August 8, 2006 or as soon thereafter as practicable.
          In connection with this request, the Registrant acknowledges that the disclosure in the Registration Statements is its responsibility. The Registrant also acknowledges to the U.S. Securities and Exchange Commission (the “Commission”) that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements.
          The Corporate Finance Department of the National Association of Securities Dealers, Inc. (the “NASD”) has reviewed the above-captioned proposed offering with respect to the fairness of the terms and arrangements of the offering. The NASD has advised us in a letter dated August 3, 2006 that they have no objection to the underwriters’ compensation and other underwriting arrangements .

Very truly yours,

By:	/s/ ppa Lau

Name:	Nicole Lau
Title:	Corporate Legal Counsel Senior Director

By:	/s/ ppa. Bögel

Name:	Florian Bögel
Title:	Corporate Legal Counsel Senior Director

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